Exhibit 99.1

DragonWave Shareholders’ Equity Letter—NASDAQ

OTTAWA, CANADA — October 21, 2016 — DragonWave Inc. (TSX:DWI; NASDAQ:DRWI) (“DragonWave” or the “Company”) a leading global supplier of packet microwave radio systems for mobile and access networks, announced that on October 17, 2016, it received a written notice from the Listing Qualifications Staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it no longer complies with Nasdaq Listing Rule 5550(b)(1) due to the Company’s failure to maintain a minimum of $2,500,000 in shareholders’ equity (the “Minimum Shareholders’ Equity Requirement”) or any alternatives to such requirement. The Company reported shareholders’ equity of $1,662,000 for the period ended August 31, 2016.

Nasdaq’s notice has no immediate effect on the listing of the Company’s common shares on The Nasdaq Capital Market. Under Nasdaq Listing Rule 5810(c)(2), the Company has 45 days, or until December 1, 2016, to provide Nasdaq with a plan to regain compliance with the Minimum Shareholders’ Equity Requirement. If Nasdaq accepts the Company’s plan, Nasdaq may grant an extension of up to 180 calendar days from the date of the notice, or until April 15, 2017, to evidence compliance with the Minimum Shareholders’ Equity Requirement.

The Company plans to regain compliance with the Minimum Shareholders’ Equity Requirement and intends provide Nasdaq with a plan on or before December 1, 2016.

Trading of DragonWave common shares on the Toronto Stock Exchange under the symbol “DWI” is not affected by the notice from Nasdaq.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters are located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Non-GAAP Financial Measures

This press release contains certain information that is not consistent with financial measures prescribed under GAAP. We break out “Gross profit before inventory provisions” as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. “Gross profit before inventory provisions” does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to technical obsolescence and excess due to market changes. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate “Gross profit before inventory provisions” consistently over each fiscal period.

The most directly comparable GAAP measure presented in our consolidated financial statements for the three and six months ended August 31, 2016 to “Gross profit before inventory provisions” is “Gross profit”.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements or forward-looking information as defined by applicable securities laws. Forward-looking statements include statements as DragonWave’s ability to regain compliance with the minimum shareholders’ equity requirement or any alternative thereto and maintain its listing on the NASDAQ Capital Market. These statements are subject to certain assumptions, risks and uncertainties. .

Forward-looking statements are provided to help external stakeholders understand DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements, as a result of the risks identified above as well as other risks identified in our publicly filed documents. Material risks and uncertainties relating to our business are described under the heading “Risks and Uncertainties” in the MD&A dated October 12, 2016 and in the Company’s Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact:	Media Contact:	Media Contact:
Peter Allen	Nadine Kittle	Becky Obbema
President & CEO	Marketing Communications	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
investor@dragonwaveinc.com	nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: +1-613-599-9991 ext 2222	Tel: +1-613-599-9991 ext 2262	Tel: +1-408-778-2024